U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

  AtLee III                           Frank                   V.
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   (Last)                           (First)             (Middle)

  10137 East Horizon Drive
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                                    (Street)

  Scottsdale                           AZ                   85262
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

  Monsanto Company
  MON
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

  August 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

  Chairman of the Board
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          4/17/01        A(1)     V      4,510       D      $35.475  15,892(2)      D
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                                                                                                                          By son in
                                                                                                 500            I         trust(3)
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                                                                                                                          By son in
                                                                                                 500            I         trust(4)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Option                                                                         Common
(right to buy)      $20.00   10/17/00                        (5)      10/16/10 Stock     10,000           10,000    D
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Explanation of Responses:
(1) Represents shares of deferred common stock deliverable upon termination as a director under the Monsanto Company Non-Employee
    Director Equity Incentive Compensation Plan. Shares of deferred stock are credited in the form of hypothetical shares to a stock unit account in installments on the last day of each plan month during the director's term and for the payment of dividends.
    Shares of deferred stock not credited to the stock unit account because of termination as a director before the end of the director's term are forfeited.
(2) Includes 11,892 shares of deferred common stock deliverable under the Monsanto Company Non-Employee Director Equity Incentive
    Compensation Plan.
(3) These shares are held in a trust for the benefit of one of the reporting person's sons.  The reporting person's son is the trustee of the trust. The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) These shares are held in a trust for the benefit of one of the reporting person's sons. The reporting person and the reporting person's spouse are trustees of the trust. The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of such securities for purposes of
    Section 16 or for any other purpose.
(5) 50% of the shares underlying the option become exercisable on 3/15/02 and 50% on 3/15/03, subject to the terms and conditions of the Monsanto 2000 Management Incentive Plan.



     /s/ Michael D. Bryan                                       9/7/01
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      **Signature of Reporting Person                             Date

*  Michael D. Bryan, attorney-in-fact for Frank V. AtLee III

*      Executed pursuant to a Power of Attorney previously filed
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.